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May 29, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE:    RiverSource International Series, Inc.
          Threadneedle Asia Pacific Fund

       Post-Effective Amendment No. 50
       File No. 2-92309/811-4075

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 50 on Form N-1A pursuant to Rule 485(a)(2) for the purpose of adding a new fund to RiverSource International Series, Inc. The Registrant respectively requests accelerated review of this Amendment to Registration Statement to accommodate an anticipated launch of Threadneedle Asia Pacific Fund on or about July 1, 2009.

In accordance with SEC Release No. IC-13768 (February 15, 1984), the above referenced Registrant requests selective review of this Amendment to Registration Statement. This selective review request is made because this Fund is similar to other funds filed by the same fund complex.

With the exception of the sections listed below, all sections of the prospectus and Statement of Additional Information (SAI) are identical or similar to the following RiverSource fund and have been previously reviewed by the staff:

Threadneedle European Equity Fund, a series of RiverSource International Series, Inc. (File No. 2-92309).

Exceptions:
     Prospectus:

          Objective
          Principal Investment Strategies
          Principal Risks
          Past Performance
          Fees and Expenses
          Investment Manager (Portfolio Manager(s))

     SAI:

          Fundamental and Nonfundamental Investment Policies
          Investment Strategies and Types of Investments

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Anna Butskaya at 612-671-4993.

Sincerely,


/s/ Scott R. Plummer
---------------------------------
Scott R. Plummer
Vice President, General Counsel
and Secretary
RiverSource International Series,
Inc.